UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MERSANA THERAPEUTICS, INC.
(Name of Subject Company (issuer))

EMERALD MERGER SUB, INC.
(Offeror)
a direct wholly owned subsidiary of
DAY ONE BIOPHARMACEUTICALS, INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
59045L 106
(CUSIP Number of Class of Securities)
Adam Dubow
General Counsel
Day One Biopharmaceuticals, Inc.
1800 Sierra Point Parkway, Suite 200
Brisbane, California 94005
Telephone: (650) 484-0899
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Robert A. Freedman
David Michaels
Julia Forbess
Fenwick & West LLP
401 Union Street, Floor 5
Seattle, WA
Telephone: (206) 389-4510

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, the “Schedule TO”) relates to the offer by Emerald Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Mersana Therapeutics, Inc., a Delaware corporation (“Mersana”), which constitute all of the issued and outstanding shares of capital stock of Mersana, at a purchase price of (i) $25.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $30.25 per CVR in cash, without interest, less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement, to be entered into with a rights agent mutually agreeable to Day One and Mersana, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I thereto) and the related Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except as otherwise set forth below.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated December 5, 2025.
(a)(1)(B)*	Form of Letter of Transmittal (including Form W-9).
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on December 5, 2025.
(a)(5)(A)	Press Release issued by Day One Biopharmaceuticals, Inc. on November 13, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-40431) filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 13, 2025).
(a)(5)(B)	Press Release issued by Mersana Therapeutics, Inc. on November 13, 2025 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. with the Securities and Exchange Commission on November 13, 2025).
(a)(5)(C)	Investor Presentation, dated November 13, 2025 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 001-40431) filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 13, 2025).
(a)(5)(D)	Corporate Presentation, dated November 13, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K (File No. 001-40431) filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 13, 2025).
(a)(5)(E)	Social Media Announcement, dated November 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 13, 2025).

Exhibit No.	Description
(a)(5)(F)	Day One Biopharmaceuticals, Inc. Email to Mersana Therapeutics, Inc. Employees, dated November 13, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 13, 2025).
(a)(5)(G)	Transcript from Day One Investor Call held on November 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Day One Biopharmaceuticals, Inc. with the Securities and Exchange Commission on November 14, 2025).
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated November 12, 2025, by and among Mersana Therapeutics, Inc., Day One Biopharmaceuticals, Inc., and Emerald Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. with the Securities and Exchange Commission on November 13, 2025).
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. with the Securities and Exchange Commission on November 13, 2025).
(d)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K (File No. 001-38129) filed by Mersana Therapeutics, Inc. with the Securities and Exchange Commission on November 13, 2025).
(d)(4)*	Confidentiality Agreement, dated March 12, 2025, between Day One Biopharmaceuticals, Inc. and Mersana Therapeutics, Inc.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*
Filed herewith.

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: December 5, 2025
EMERALD MERGER SUB, INC.
/s/ Charles N. York II

Name: Charles N. York II, M.B.A.
Title:  Chief Executive Officer and President
DAY ONE BIOPHARMACEUTICALS, INC.
/s/ Jeremy Bender

Name: Jeremy Bender, Ph.D., M.B.A.
Title:  Chief Executive Officer and President